Exhibit 8.1
Subsidiaries of Sun Media Corporation

Name of Subsidiary	Jurisdiction of Incorporation or
Organization
Bowes Publishers Limited	British Columbia

Sun Media (Toronto) Corporation	British Columbia

Le Courrier du Sud (1998) inc.	Québec

Groupe de Presse Dynamique /Dynamic Press Group	Québec general partnership

Vancouver 24 Hours Partnership	British Columbia general partnership

Sun TV Company	Nova Scotia